

Mail Stop 4561

November 17, 2008

By U.S. Mail and Facsimile to: (828) 496-2010

Kirby A. Tyndall
Executive Vice President, Secretary, Treasurer and Chief Financial Officer
Bank of Granite Corporation
P.O. Box 128
Granite Falls, NC 28630

> **Re: Bank of Granite Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Definitive Proxy Statement on Schedule 14A filed March 20, 2008**
> **File No. 000-15956**

Dear Mr. Tyndall:

  We have reviewed your response filed with the Commission November 3, 2008 and have the following additional comment. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement on Schedule 14A filed March 20, 2008

Annual Bonus, page 14

1. We note your response to comment 1 in our letter dated October 21, 2008 and we reissue that comment. In future filings, please disclose the annual bonus performance targets. If you did not disclose the performance targets because you determined that they were confidential due to the potential for competitive harm to the company, as contemplated by Instruction 4 to Item 402(b) of Regulation S-K, provide us with your confidentiality analysis supplementally and include

detailed disclosure analyzing the level of difficulty necessary to reach each of the targets contemplated by the Instruction. For more information on the confidentiality of targets, please refer to the report of the Commission Staff regarding executive compensation disclosure, released October 9, 2007.

Closing Comments

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment.

Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3419 with any questions.

Sincerely,

Christian Windsor
Special Counsel